Item 3:   Residential History: The year in which Arthur A. De Fraites, Jr. moved to this location is 1977. The form would not allow the correct year to be inputted.

Item 5:   Other Business: The form would not allow the correct year to be inputted for all businesses listed for this item. The correct years are as follows:

DeFraites Associates, Inc. – 1963
Houma Oil & Gas Production Center, Inc. – 1962
Great Southern Development Company, Inc. – 1962
Didco, Inc. – 1970
Devland, Inc. – 1972